REDACTED AUDIT REPORT FOR PUBLIC FILING

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15026139

# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III

| SEC FILE NUMBER |
|---|
| 8 - ~~50032~~ 8-68222 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **IMS Health Capital, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4225 Executive Square, Suite 1180
(No. and Street)

San Diego (City) California (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel L. Ross, CEO (858) 997-6358
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

**5918 W. Courtyard Drive, Suite 500** (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC Mail Processing Section
RECEIVED
APR 13 2015
Wash., D.C.
201

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, David N. Olson, CPA/CFA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **IMS Health Capital, Inc.**, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of San Francisco, Subscribed and sworn to before me this 10th Day of April, 2015, by David N. Olson proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

Notary Public, California

Signature

Chief Operations Officer/Chief Compliance Officer

Title

APRIL M. JOHNSON
COMM. #2045614
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

☐

☐

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

REDACTED AUDIT REPORT FOR PUBLIC FILING

# IMS Health Capital, Inc.

## (A Wholly Owned Subsidiary of IMS Health, Inc.)

Financial Statements and Supplemental Schedules
(With Report of Independent Registered Public
Accounting Firm Thereon)

December 31, 2014

**IMS Health Capital, Inc.**
**(A Wholly Owned Subsidiary of IMS Health, Inc.)**
Index to Financial Statements and Supplemental Schedules
December 31, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
IMS Health Capital, Inc.

We have audited the accompanying statement of financial condition of IMS Health Capital, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from February 12, 2014 ("Inception") to December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the period from Inception to December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

***Other Matters***

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation with Company's Computation (Included in Part II of Form X-17A-5) (collectively the "Supplemental Schedules") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedules are the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Supplemental Schedules. In forming our opinion on the Supplemental Schedules, we evaluated whether they, including their form and content, are presented in conformity with Rule 15c3-1 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2015

**IMS Health Capital, Inc.**
Statement of Financial Condition
December 31, 2014

| | | |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 110,131 |
| Accounts receivable | | 10,000 |
| Prepaid expenses and other current assets | | 12,950 |
| Goodwill | | 60,266 |
| Total assets | $ | 193,347 |
| | | |
| Liabilities and Stockholder's Equity | | |
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 10,810 |
| Due to IMS Health, Inc. | | 7,428 |
| Total liabilities | | 18,238 |
| | | |
| Stockholder's equity: | | |
| Common stock, 1,000,000 shares authorized with $0.02 par value, 3,500 issued and outstanding | | 70 |
| Additional paid-in capital | | 161,244 |
| Retained earnings | | 13,795 |
| Total stockholder's equity | | 175,109 |
| Total liabilities and stockholder's equity | $ | 193,347 |

See notes to financial statements and report of independent registered public accounting firm.

**IMS HEALTH CAPITAL, INC.**
Notes to Financial Statements
December 31, 2014

**Note 1 - Nature of Business**

IMS Health Capital, Inc. ("IMSHC" or the "Company") is a wholly owned subsidiary of IMS Health, Inc. (IMS) and IMS is a wholly owned subsidiary of IMS Health Holdings, Inc., a publicly traded company on the NYSE under the ticker "IMS". IMS purchased the broker dealer, Kent International Holdings, Inc. ("Kent International" or "Kent") on February 12, 2014 and renamed the entity IMS Health Capital, Inc. Kent was originally incorporated in Nevada on March 20, 2009 (Note 4).

The Company is a licensed securities broker-dealer in California, Illinois, Massachusetts, New Jersey, New York, Pennsylvania, and Texas, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). IMSHC operates two lines of business; private placements and advisor for mergers and acquisitions ("M&A") and other strategic transactions. The Company neither maintains customer accounts nor does it currently have any clearing arrangement.

**Note 2 - Significant Accounting Policies**

***Basis of Accounting***
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

***Use of Estimates***
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash and Cash Equivalents***
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

***Goodwill***
Goodwill is the excess consideration over the fair value of the assets acquired from Kent. The carrying value of goodwill is reviewed at least annually for possible impairment. The Company first assesses qualitative factors in order to determine if goodwill is impaired. If, through the qualitative assessment, it is determined that it is more likely than not that goodwill is not impaired, no further testing is required. If it is determined that it is more likely than not that goodwill is impaired, or if the Company elects not to first assess qualitative factors, the Company's impairment testing continues with the estimation of the fair value of goodwill at the reporting unit level using an income (discounted cash flow) approach that requires significant management judgment with respect to revenue and expense growth rates and the selection and use of an appropriate discount rate. No impairment losses were recognized during the period ended December 31, 2014.

***Revenue Recognition***

The Company acts as an agent for private placements and records the fees as revenues only after the individual transactions are completed and closed. The Company also acts as an advisor for M&A and other strategic transactions. For companies under engagement that are paying non-refundable retainer fees to IMSHC, those revenues are booked when the Company invoices the retainer fees. Success fees are recorded as revenues after the transaction is completed and closed.

***Financial Instruments and Credit Risk***

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts payable and accrued expenses. The Company did not have cash balances in excess of federally insured limits as of December 31, 2014.

***Fair Value Measurements***

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents and accounts payable and accrued expenses, approximate their fair values due to their short maturities.

***Income Taxes***

The results of operations for the Company are included in the consolidated federal income tax return of IMS. The Company is allocated its share of IMS's federal income tax expense or benefit in accordance with an intercompany tax allocation policy based on the separate return method. Any resulting provision or benefit for income taxes is recorded as a payable to or receivable from IMS. The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the asset or liability is expected to be realized or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any.

The Company has not changed any of its tax accrual estimates. The Company files U.S. federal and U.S. state tax returns. The Company is no longer subject to income tax examinations relating to federal and state tax returns for years before 2010.

The Company is subject to Texas franchise tax which is based on taxable margin, rather than being based on federal taxable income, and the estimated Texas Margin Tax Liability is approximately $2,100. In addition, beginning in 2014, the Company is included in the California, Connecticut, and Illinois consolidated income tax returns with IMS and other U.S. affiliates.

***Management Review***
Management has evaluated the financial statements for subsequent events through the issuance date, February 18, 2015.

***Recent Accounting Pronouncements***
Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

**Note 3 - Related Party Transactions**

The Company has entered into a Management Services and Expense Sharing Agreement (ESA) dated February 12, 2014 with IMS under which the Company is charged its allocable share of overhead and management services from IMS which is settled through services provided by the Company to IMS. The total allocable costs charged to the Company under the ESA for its share of overhead and management services from IMS and direct expenses paid by IMS on behalf of the Company totaled $1,276,659. These costs were subsequently alleviated through services provided to IMS are reflected as service revenues on the statement of operations. IMS has adequate resources to cover the shared expenses; therefore, no adjustment to net capital is required.

The Company, IMS and other affiliates are under common control and the existence of that control creates operating results and a financial position significantly different than if the companies were autonomous.

**Note 4 - Business Combination**

On July 26, 2013, Kent entered into a Stock Purchase Agreement with IMS for the sale of 100% of the common stock of Kent to IMS. FINRA approved the sale on February 12, 2014 and the transaction closed the same day. At this time, IMS changed the entity's name from Kent Capital Inc. to IMS Health Capital, Inc. and the Company's headquarters were moved from Texas to 4225 Executive Square, Suite 1180, San Diego, CA 92037. Upon completion of the sale, the existing management resigned and were replaced by IMS representatives and their operational plans.

Recognized amounts of identifiable assets acquired include:

| | |
|---|---|
| Consideration paid | $ 61,314 |
| | |
| Assets acquired and liabilities assumed: | |
| Prepaid expenses and other assets | 1,048 |
| Total identifiable net assets | 1,048 |
| | |
| Goodwill | $ 60,266 |

**Note 5 - Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2014, the Company had net capital and net capital requirements of $91,893 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.2 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of the Rule.

**Note 6- Income Taxes**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded no deferred taxes at December 31, 2014.

The Company's provision for income taxes differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes as a result of the following:

| | | |
|---|---|---|
| Tax at U.S. statutory rate of 35% | $ | 7,428 |
| Other | | - |
| Income tax provision | $ | 7,428 |

As of December 31, 2014, the Company had no federal net operating loss carry-forwards. Management has reviewed all open tax years and has concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax provisions taken or expected to be taken on a tax return.

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3**

To the Board of Directors of
IMS Health Capital, Inc.:

We have reviewed management's statements, included in the accompanying IMS Health Capital, Inc. Exemption Report, in which (1) IMS Health Capital, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*PMB Helin Donovan, LLP*

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2015

imshealth | capital

Exemption Report
SEC Rule 17a-5 (d) (4)

February 11, 2015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a 5 (d) (4):

- IMS Health Capital, Inc. is a broker-dealer registered with the SEC and FINRA.
- IMS Health Capital, Inc. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the fiscal year ended December 31, 2014.
- IMS Health Capital, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which the identity of the specific conditions are as follows:

  The provisions of the Customer protections Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe monies to, customers and effectuates all financial transactions between a broker or dealer and his customers through one or more accounts, each to be designated as "Special Account for the exclusive Benefit of Customers of IMS Health Capital, Inc."
- IMS Health Capital, Inc. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of January 1, 2014 through December 31, 2014, without exception.
- IMS Health Capital, Inc. has not recorded any exceptions to the exemptions provision in paragraph (k)(2)(i) of the Rule 15c3-3 for the period of January 1, 2014 through December 31, 2014.

The above statements are true and correct to the best of my and the firm's knowledge.

Robert Campbell FINOP

Digitally signed by David N. Olson
DN: cn=David N. Olson, o=IMS Health Capital, Inc., ou, email=dolson@imscg.com, c=US
Date: 2015.02.27 11:49:38 -08'00'

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
IMS Health Capital, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the period from February 12, 2014 ("Inception") through December 31, 2014, which were agreed to by IMS Health Capital, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cash disbursements journal), noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period from Inception through December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the period from Inception December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

**PMB Helin Donovan, LLP**

PMB Helin Donovan, LLP

Austin, Texas
February 18, 2015